FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

18 April 2019
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

CHANGE OF GROUP COMPANY SECRETARY

HSBC Holdings plc (the 'Company') has today announced the appointment of Richard Gray as Group Company Secretary from 19 April 2019 on an interim basis, replacing Ben Mathews who has resigned with effect from 18 April 2019.

Richard joined HSBC in 2008 and is currently the General Counsel for Businesses and Regions of HSBC.  He is a qualified solicitor both in the UK and Hong Kong.

HSBC's Group Chairman, Mark Tucker, said:

"I am delighted that Richard has agreed to accept the role of interim Group Company Secretary whilst we finalise arrangements for a permanent appointment. I am confident that his experience, enthusiasm and deep knowledge of the Group will be invaluable as we continue to work to simplify, clarify and strengthen the Group's governance and until a permanent appointment is made.

On behalf of the Board, I would like to thank Ben Mathews for his valuable contribution since his appointment as Group Company Secretary in 2013."

An announcement will be made regarding the permanent successor in due course.

For and on behalf of
HSBC Holdings plc

Mark E Tucker
Group Chairman

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Tucker*, John Flint, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Meade†, Heidi Miller†, Marc Moses, David Nish†, Ewen Stevenson, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
†    Independent non-executive Director

Media enquiries to:

Gillian James             +44 (0)20 7992 0516           gillian.james@hsbcib.com

Notes to editors:

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide across 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,558bn at 31 December 2018, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 18 April 2019